umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

LegalCorp
Brussels, October 10, 2008

Dear Sir,

NV Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The convening notice to the extraordinary general meeting to be held on November 13, 2008;

and the following press releases:

- "Information required by new Belgian legislation relating to transparency declarations", dated September 11, 2008;
- "Umicore nominated as one of Europe's most innovative clean tech companies" dated October 8, 2008.

Yours sincerely,

Umicore





J. Beeckmans
Manager Legal Corporate Dept.

A. Godefroid
Executive Vice-President
Legal & EHS



Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

Shareholders are invited to attend the extraordinary general meeting, which will be held on Thursday 13 November 2008, at 9.30 a.m., at the registered office of Umicore, rue du Marais, Broekstraat 31, 1000 Brussels.

In order for the following resolutions to be validly adopted, the attendance conditions set out in articles 558, 559, and 620 of the Company Code must be complied with, namely that the shareholders present or represented at the meeting must hold at least half of the capital.

From past experience, it is likely that this meeting will not have the required quorum and so will not be able to deliberate validly.

If this is the case, a new extraordinary general meeting of shareholders will be convened for Tuesday 9 December 2008, at 10 a.m. This extraordinary general meeting will deliberate irrespective of the number of shares present and represented.

In order to facilitate the keeping of the attendance list on 13 November 2008, the shareholders or their representatives will be invited to register as of 8.30 a.m.

AGENDA

1. ***Cancellation of 5,000,000 treasury shares.***

   Proposed resolution: cancellation of five million (5,000,000) treasury shares held by the company, without reduction of the registered capital nor of the entry "Issuance premium" and with the proportional cancellation of the reserve unavailable for distribution formed in accordance with article 623 of the Companies Code.

   Consequently, modification of article 5 of the articles of association relating to the capital.

   Replacement of article 5 of the articles of association by the following text:
   "The capital is set at five hundred million euros (500,000,000 EUR). It is represented by one hundred and twenty million (120,000,000) fully paid up shares without nominal value."

2. ***Modification of article 8 of the articles of association relating to the declaration of significant shareholdings.***

   In order to comply with the provisions of the law of 2 May 2007 and the royal decree of 14 February 2008 relating to the publication of significant shareholdings, it is proposed to replace the article 8 of the articles of association by the following text:

   Proposed resolution :

   "Any natural or legal person who acquires shares, irrespective of whether they represent capital or not, must declare to the company and to the Belgian Banking, Finance and Insurance Commission, the number of shares which he/she holds directly, indirectly or in association with one or more other persons whenever such shares give him/her voting rights equal to three per cent or more of the total number of voting rights existing at the time the situation giving rise to the declaration occurred.

All such additional acquisitions and disposals of shares, which take place under "the same conditions as those set out in the previous paragraph, must also be notified to the company and to the Belgian Banking, Finance and Insurance Commission whenever, as the result of such an operation, the voting rights accruing to the shares rise above or fall below the first threshold of three per cent, or any following threshold of five per cent or any multiple of five per cent, respectively, in terms of the total number of voting rights existing at the time the operation giving rise to the declaration was effected.
Declarations with respect to acquisitions or disposals of shares effected in accordance with the provisions of this article must be sent to the Belgian Banking, Finance and Insurance Commission in accordance with its requirements, and, by electronic means, to the company not later than four trading days, beginning on the trading day following the acquisition or disposal of shares subject to the notification requirement.
The company will make public any information contained in the notification received, no later than three trading days following the date of receipt of the declaration.
Subject to the provisions set out above, this article will be governed by the terms and conditions of the law and the royal decree in force relating to the publication of significant shareholdings in companies listed on the Stock Exchange, together with articles 514 to 516, 534 and 545 of the Company Code, the first legal threshold of five percent being replaced by a threshold of three per cent and the legal thresholds of five percent and any multiple of five per cent being maintained with respect to all additional acquisitions or disposals of shares."

3. Acquisition of own shares

Proposed resolution: replacement of the authorization granted by the extraordinary general meeting of shareholders held on five February two thousand and eight, by the following:

Authorization to the company, as from thirteen November two thousand and eight, to acquire on a regulated market, until the two thousand and ten ordinary general meeting of shareholders, own shares in the company, within the limits provided for by articles 620 and following of the Company Code, at a price per share comprised between four euros (EUR 4) and seventy-five euros (EUR 75).
Authorization to the company's subsidiaries to acquire on a regulated market, or in any other way whatsoever, shares in the company in accordance with the conditions of the authorization granted to the company.

Proposed resolution: in case of the 10% limit provided by article 620 of the Company Code will no longer exist, the above authorization will be given up to a maximum of 15% of the subscribed capital.

Conditions of admission to the extraordinary general meeting:

Pursuant to article 536 of the Company Code and to article 17 of the articles of association, and as a derogation of the conditions set forth in a) and b) of said article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Wednesday 5 November 2008**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE **at the latest on Wednesday 5 November 2008 at midnight** (Belgian time)

By fax: +32 2 227 79 13

or by e-mail: isabelle.fulop@umicore.com; jacqueline.beeckmans@umicore.com

The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of printed bearer shares:

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Wednesday 5 November 2008**, before the close of business at such branch.

The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that as from 1 January 2008, pursuant to the Belgian Law relating to the dematerialization of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting will cause the automatic dematerialization of his/her bearer shares and their inscription on a dematerialized deposit account with such a financial institution. It will no longer be possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution. The number of dematerialised shares on the deposit account will take into account the split of the shares by a factor of five decided by the extraordinary general meeting of shareholders held on 5 February 2008.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Wednesday 5 November at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The shareholders can **vote by post** in accordance with article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention J. Beeckmans) by **Thursday 6 November 2008 at the latest.**

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by **Thursday 6 November 2008 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organisations declaring being authorised to act as owners of the shares by the effective shareholder, will be allowed to vote.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in Umicore Parking, rue des Comédiens, Komediantenstraat 14, 1000 Brussels.

RECEIVED
2008 OCT 14 P 12: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

umicore

Press release
CP-2008-18

8 October 2008
08:30 CET

Umicore nominated as one of Europe's most innovative clean tech companies

Umicore has been nominated as one of Europe's ten most innovative clean tech companies at the Dow Jones Clean Tech Summit in Frankfurt, Germany. The nomination was for Umicore's unique recycling technology for end-of-life rechargeable batteries. The pioneering process enables the recycling of large volumes of used rechargeable batteries in an efficient and environmentally friendly manner. The business line, which operates under the name Umicore Recycling Solutions (URS), was established in 2007 and already counts a number of the world's leading electronics and automotive manufacturers among its key suppliers.

Marc Van Sande, Umicore's Chief Technology Officer, commented on the nomination: "We are gratified to have been selected as one of the leading innovators in Europe. Umicore Recycling Services stems from several years of research efforts and is an example of Umicore's ability to develop breakthrough metal recycling technologies. The business is a new venture and the interest shown in the process by major corporations and recycling networks alike has been highly encouraging. We believe that this technology can play a major role in helping solve the problem of treating electronic waste in Europe and beyond".

The Clean Tech Innovations Award was founded by Dow Jones News and Mountain Cleantech AG, an investment company specializing in the cleantech industry. For more information on the awards please visit: http://djnewsletters.de/cleantechinnovationsaward/

For more information about Umicore Recycling Solutions, please visit : http://www.recyclingsolutions.umicore.com/

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

umicore

Share information
CP-2008-17-R

11 September 2008
17:45 CET

Information required by new Belgian legislation relating to transparency declarations

Pursuant to the new Belgian transparency legislation (Law of 2 May 2007 - Royal Decree of 14 February 2008), shareholders shall henceforth comply with the following rules. All required information is available in the practical guide CBFA_208_16 available on the Banking, Finance and Insurance Commission (CBFA) website: http://www.cbfa.be/eng/gv/ah/circ/pdf/cbfa_2008_16.pdf

Transparency declaration forms are also available on the website of the CBFA:
http://www.cbfa.be/eng/gv/ah/circ/pdf/TR-1BE.xls

The duly completed and signed form shall be transmitted within 4 quotation days following the transaction date. It is recommended to mention in the subject field of the e-mail: the transaction date, the deviation from the threshold, the name of the company concerned - i.e. Umicore - and the shareholder name.

- to the CBFA
  electronically at trp.fin@cbfa.be (file name starting with TR1-BE). For reasons of legal certainty, a signed copy shall be faxed to +32 2 220 59 12.
- to Umicore,
  electronically at transparency.declaration@umicore.com
  Contact : Claire Duponcheel +32 2 227 71 28

Information concerning Umicore to be taken into account in the transparency declarations are:

- Registered capital : EUR 500,000,000
- Total number of shares : 125,000,000
- Total number of voting rights (1 per share): 125,000,000
  corresponding to the denominator, to be used to calculate the percentage of shares held.

Any increase above (or decrease below) the following thresholds requires a declaration:

- **3% statutory threshold**
  The articles of association of Umicore require shareholders crossing the threshold of 3% of the voting rights to declare the holding to Umicore and the CBFA
- **5% or each multiple of 5%**
  these constitute the thresholds as set out by Belgian law.

As required by the introduction of the new legislation, Umicore issued a transparency declaration stating that on 1 September it held 10,975,972 shares, equating to 8.78% of the voting rights. This declaration is available on: http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/Umicore20080901.pdf

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media Relations:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

END